UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 23, 2011

Notice is hereby given that the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 29, 2011, at 10:00 a.m. (Israel time), at the offices of the Company, Euro Park, Italy House, Yakum, Israel, for the following purposes:

1.
To re-elect five directors (Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, James Kedrowski and Dov Pekelman), who are not External Directors (as defined  in the Israeli Companies Law 5759-1999 (the “Companies Law” or “Law”)), to the Company's board of directors (the “Board of Directors”), to serve until the close of the next Annual General Meeting, under the same terms of remuneration approved by the Company’s audit committee (the “Audit Committee”) and Board of Directors and by the Extraordinary General Meeting of Shareholders dated May 12, 2011.

2.	To approve and ratify the remuneration of Professor Dov Pekelman, director of the Company.

3.
To appoint Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next Annual General Meeting, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

4.
To amend the articles of association of the Company (the “Articles of Association”) to include the provisions in the Companies Law authorizing the Company to exempt, indemnify and insure its officers and directors under the Companies Law.

5.
To approve the indemnification of the officers and directors of the Company and those of its subsidiaries (excluding officers and directors specifically referred to under Item 6 hereunder) to the maximum extent permitted by law and the Company's amended Articles of Association, by authorizing and empowering the Company to enter into amended Exemption and Indemnification Agreements with its officers and directors.

6.
To approve the indemnification of Mr. Dilip Shanghvi, Mr. Aalok Shanghvi and Mr. Sudhir Valia, to the maximum extent permitted by law and the Company's amended Articles of Association, by authorizing and empowering the Company to enter into amended Exemption and Indemnification Agreements with its officers and directors.

7.
To approve and ratify liability insurance coverage for directors and officers of the Company (excluding directors and officers specifically referred to under item 8 hereunder) and those of its subsidiaries, and any amendments and renewals thereof, from time to time, as the Audit Committee and the Board of Directors may approve.

8.
To approve and ratify liability insurance coverage for Mr. Dilip Shanghvi, Mr. Aalok Shanghvi and Mr. Sudhir Valia and any amendments and renewals thereof, from time to time, as the Audit Committee and the Board of Directors may approve.

9.	To discuss the Company’s consolidated financial statements for the year ended December 31, 2010.

Shareholders of record at the close of business on November 28, 2011, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

2

TARO PHARMACEUTICAL INDUSTRIES LTD.

Euro Park, Italy House
Yakum, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 29, 2011, at 10:00 a.m. (Israel time) at the offices of the Company, Euro Park, Italy House, Yakum, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.
To re-elect five directors (Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, James Kedrowski and Dov Pekelman), who are not External Directors (as defined  in the Israeli Companies Law 5759-1999 (the “Companies Law” or “Law”)), to the Board of Directors, to serve until the close of the next Annual General Meeting, under the same terms of remuneration approved by the Company’s audit committee (the “Audit Committee”) and Board of Directors and by the Extraordinary General Meeting of Shareholders dated May 12, 2011.

2.	To approve and ratify the remuneration of Professor Dov Pekelman, director of the Company.

3.
To appoint Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

4.
To amend the articles of association of the Company (the “Articles of Association”) to include the provisions in the Companies Law authorizing the Company to exempt, indemnify and insure its officers and directors under the Companies Law.

5.
To approve the indemnification of the officers and directors of the Company and those of its subsidiaries (excluding officers and directors specifically referred to under Item 6 hereunder) to the maximum extent permitted by law and the Company's amended Articles of Association, by authorizing and empowering the Company to enter into amended Exemption and Indemnification Agreements with its officers and directors.

6.
To approve the indemnification of Mr. Dilip Shanghvi, Mr. Aalok Shanghvi and Mr. Sudhir Valia, to the maximum extent permitted by law and the Company's amended Articles of Association, by authorizing and empowering the Company to enter into amended Exemption and Indemnification Agreements with its officers and directors.

7.
To approve and ratify liability insurance coverage for directors and officers of the Company  and those of its subsidiaries, (excluding directors and officers specifically referred to under item 8 hereunder) and any amendments and renewals thereof, from time to time, as the Audit Committee and the Board of Directors may approve.

8.
To approve and ratify liability insurance coverage for Mr. Dilip Shanghvi, Mr. Aalok Shanghvi and Mr. Sudhir Valia and any amendments and renewals thereof, from time to time, as the Audit Committee and the Board of Directors may approve.

9.	To discuss the Company’s consolidated financial statements for the year ended December 31, 2010.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on November 28, 2011, will be entitled to vote at the Annual General Meeting.  Proxies are being mailed to shareholders on or about November 29, 2011 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefor.  The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Shareholders of Record on November 28, 2011, who are entitled to vote at the Annual General Meeting, must inform the Company whether or not they have a Personal Interest, as such term is defined in the Companies Law, in the approval of the Resolutions in Items 4, 6, or 8.  If a shareholder does not so inform the Company, his votes on such resolutions may not be counted.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of the Company's shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in these matters and to avoid confusion, the enclosed form of proxy includes a “personal interest” certification. If a shareholder has a personal interest, such shareholder is welcome to contact the Company's Israeli Legal Department for guidance at +972-9971-1878 or, in the case of a "street name" shareholder, the representative managing such account may contact the Company on such shareholder’s behalf.

Item 1 – ELECTION OF DIRECTORS

Under the Companies Law and the Articles of Association, the directors of the Company (other than the External Directors) are elected at each Annual General Meeting. The elected directors commence their terms from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under the Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as directors of the Company, of the five nominees named below who shall hold office from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, under the same terms of remuneration approved by the Audit Committee and Board of Directors and by the Extraordinary General Meeting of Shareholders dated May 12, 2011, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under the Articles of Association.

The list of nominees, all of whom are currently directors, is as follows:

1.	Dilip Shanghvi
2.	Sudhir Valia
3.	Aalok Shanghvi
4.	James Kedrowski
5.	Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Yakum, Israel.

The following information is supplied with respect to each nominee for election to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Dilip Shanghvi became Chairman of the Board of Directors and of the Nominating Committee in September 2010.  Mr. Shanghvi is also Chairman and Managing Director of Sun Pharmaceutical Industries Ltd. (“Sun Pharma”). Sun Pharma is the fastest growing, most profitable and highest valued pharmaceutical company in India.  Sun Pharma has leadership in 11 specialty therapy areas within India, has 53% of sales coming from international markets and invested over Rs 17 billion in R&D until now.  Mr. Shanghvi’s extensive experience in the pharmaceutical industry includes being Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd., an international pharmaceutical company engaged in research and development of drugs and delivery systems.  In addition, Mr. Shanghvi is also the Chairman of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd., U.S.A. (“Caraco”), a Sun Pharma subsidiary, since 1997.

Aalok Shanghvi became a member of the Board of Directors in September 2010.  Mr. Aalok Shanghvi works as a Manager, Business Development in International Marketing for Sun Pharma.  He also founded PV Powertech Pvt. Ltd., a manufacturer and exporter of photo-voltaic solar panels.  Mr. Shanghvi earned his Bachelor of Science in Molecular Biology at the University of Michigan.

Sudhir Valia became a member of the Board of Directors of the Company, the Audit Committee and the Nominating Committee in September 2010.  Mr. Valia joined Sun Pharmaceutical Industries Ltd. as a full-time director since his appointment in April 1994 and is currently responsible for finance, commercial, operations, projects and quality control, among other things.  Prior to joining Sun Pharma, Mr. Valia was a qualified chartered accountant in private practice.  In addition to being on the Board of Directors of a number of companies in Sun Pharma’s group, including Sun Pharma Advanced Research Company Ltd., he is also on the Board of Directors of Caraco.

James Kedrowski became Interim Chief Executive Officer of the Company in October 2010 and a member of the Board of Directors of the Company in May 2011.  Mr. Kedrowski has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President, and also in charge of Sun’s North American operations.  Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., where he held increasingly responsible positions including North America Operations Vice President for Alcoa Chemicals.

Dov Pekelman became a member of the Board of Directors and of the Audit Committee in August 2011.  Professor Pekelman is currently Chairman of Atera Networks Ltd. as well as Gilon Investments (TASE: GILN) and serves as a long standing Director of Makhteshim Agan Industries Ltd. (TASE: MAIN).  He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, serves on the Board of Directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm.  Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd.  Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Annual General Meeting:

 “RESOLVED, that Dilip Shanghvi be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Sudhir Valia be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Aalok Shanghvi be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that James Kedrowski be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Dov Pekelman be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

VOTE REQUIRED

In order to approve the above Resolutions, under Item 1 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy. The Board of Directors unanimously recommends a vote FOR Item 1 above.

Item 2 – RENUMERATION OF DOV PEKELMAN

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s audit committee, board of directors and shareholders.  The remuneration of Professor Dov Pekelman, as approved by the Audit Committee and Board of Directors, will be equal to the consideration paid by the Company to its External Directors.  In December 2010, the Company's shareholders approved the following consideration for its External Directors:   an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, linked to the Israeli Consumer Price Index, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the remuneration of Professor Dov Pekelman, as a director of the Company, which shall be equal to the consideration paid by the Company to its External Directors, be and is hereby approved and ratified.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 2 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 2 above.

Item 3 – APPOINTMENT OF INDEPENDENT AUDITORS

Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors until the close of the annual general meeting of the shareholders of the Company that follows the Annual General Meeting.  The shareholders at the Annual General Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, be and are hereby appointed as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 3 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 3 above.

Item 4 – AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

In light of the recent amendments to applicable Israeli laws which may increase the liability of directors and officers of public companies, and in light of the legal exposure that directors of public companies face in connection with going private transactions like the one proposed to the Company by Sun Pharma, the Board of Directors and Audit Committee have approved amending the Articles of Association by replacing the sections regarding exemption, insurance and indemnification with customary provisions to ensure that the Company is authorized to exempt, insure and indemnify its directors and officers to the fullest extent permitted under applicable law. The Articles numbered 170, 171 and 172 of the Company’s Articles of Association would be replaced in their entirety with the following new Articles 170, 171, 172, 173 and 174:

“170.	Insurance

Subject to the provisions of the Companies Law, and subject further to Article 173, the Company may enter into a contract for the insurance of all or part of the liability of any Officer imposed on him in consequence of an act which he has performed by virtue of being an Officer, including, in respect of one or more of the following:

a)	a breach of his duty of care to the Company or to another person;

b)	a breach of his fiduciary duty to the Company, provided that the Officer acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

c)	a financial obligation imposed on him in favor of another person;

d)
any other circumstances arising under the law with respect to which the Company may, or will be able to, insure an Officer of the Company (including, without limitation, indemnification with respect to the matters referred to under Section 56h(b)(1) of the Israeli Securities Law 5728-1968, as amended (the "Securities Law"), if applicable); and/or

e)
a financial obligation imposed upon an Officer and reasonable litigation expenses, including attorney fees, expended by the Officer as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Officer is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

171.	Indemnity.

a)
Subject to the provisions of the Companies Law, and subject further to Article 173, the Company may indemnify an Officer, retroactively, in respect of any liability or expense for which indemnification may be provided under the Companies Law, including the following liabilities or expenses, imposed on such Officer or incurred by him in consequence of an act which he has performed by virtue of being an Officer:

(1)
a financial liability imposed on such Officer in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court; the term “person” in this Article 171 shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

(2)
reasonable Litigation Expenses (as defined below) incurred by an Officer  as a result of an investigation or any proceeding instituted against the Officer by an authority that is authorized to conduct an investigation or proceeding, and that was concluded without filing an indictment against the Officer and without imposing on the Officer a financial obligation in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Officer but imposing a financial obligation in lieu of a criminal proceeding in an offence that does not require proof of mens rea, or in connection with a financial sanction. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term "financial sanction" shall mean such term as referred to in Section 260(a)(1a) of the Companies Law. The term “Litigation Expenses” in this Article 2 shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided;

(3)
reasonable Litigation Expenses, including attorneys’ fees, incurred by an Officer or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offence that does not require proof of mens rea;

(4)
a financial obligation imposed upon an Officer and reasonable litigation expenses, including attorney fees, expended by the Officer as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Officer is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and/or

(5)	any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify an Officer of the Company.

b)
Subject to the provisions of the Companies Law and subject further to Article 173, the Company may undertake to indemnify an Officer, in advance, in respect of the following liabilities or expenses, imposed on such Officer or incurred by him in consequence of an act which he has performed by virtue of being an Officer:

(1)
As set forth in Article a)(1), provided that the undertaking to indemnity shall be limited to events which the Board of Directors believes are predictable in light of the Company’s business de facto at the time the undertaking to indemnify is granted, and to amounts or criterion that the Board of Directors had determined to be reasonable in the circumstances, and that the undertaking to indemnity shall specify such predictable event and the amounts or criterion so determined.

(2)	As set forth in Articles a)(2), a)(3) and a)(5).

172.	Release.

Subject to the provisions of the Companies Law and subject further to Article 173, the Company may release, in advance, an Officer from all or any part of the liability due to damages arising out of the breach of duty of care towards the Company.

173.	General.

a)
Notwithstanding anything to the contrary contained herein and subject to applicable law, these Articles are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification:

(1)	in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or

(2)	in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law;

provided that if the Company has an Audit Committee, the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

b)
Notwithstanding anything to the contrary in these Articles or any other agreement or instrument, the Company shall not insure, indemnify or release the Officer with respect to events or circumstances for which insurance, indemnification or release are not permitted under law.

174.           Any amendment to the Companies Law or other applicable law adversely affecting the right of any Officer to be indemnified, insured or released pursuant to Articles 1 to 4 above shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Officer for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.”

PROPOSED RESOLUTION

The Board of Directors will present the following resolution:

“RESOLVED, to amend the Company’s Articles of Association to include the provisions in the Companies Law authorizing the Company to exempt, indemnify and insure its officers and directors under the Companies Law.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 4 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided, that (i) that majority includes at least the majority of the total votes of shareholders who do not have a Personal Interest, as such term is defined in the Companies Law, in the approval of the above Resolution under Item 4 of this Proxy Statement, or anyone voting on their behalf, present at the meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposal does not exceed two percent (2%) of the Company’s voting rights.  The Board of Directors unanimously recommends a vote FOR Item 4 above.

Item 5 – INDEMNIFICATION OF OFFICERS AND DIRECTORS

In light of the recent amendments to applicable Israeli laws which may increase the liability of directors and officers of public companies, and, in light of legal exposure that directors of public companies face in connection with going private transactions like the one proposed to the Company by Sun Pharma, the Board of Directors and Audit Committee have approved amending the Articles of Association by replacing the sections regarding exemption, insurance and indemnification with customary provisions to ensure that the Company is authorized to exempt, insure and indemnify its directors and officers to the fullest extent permitted under applicable law.  Moreover, the Board of Directors and Audit Committee have approved and recommend to the shareholders of the Company that the Company enter into amended Exemption and Indemnification Agreements with persons who are serving, currently or from time to time in the future, as office holders, including directors, of the Company and its subsidiaries.

The amended Exemption and Indemnification Agreement form is attached to this proxy as Exhibit 1.

PROPOSED RESOLUTION

The Board of Directors will present the following resolution:

“RESOLVED, that the indemnification of the officers and directors of the Company and those of its subsidiaries, that are serving currently or from time to time in the future (excluding officers and directors specifically referred to under Item 6 hereunder) be and is hereby approved to the maximum extent permitted by law and the Company’s amended Articles of Association, by authorizing and empowering the Company to enter into amended Exemption and Indemnifications Agreements with such officers and directors.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 5 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 5 above.

Item 6 – INDEMNIFICATION OF MR. DILIP SHANGHVI, MR. AALOK SHANGHVI AND SUDHIR VALIA

As described in Item 5, the Board of Directors and Audit Committee have approved amending the Articles of Association by replacing the sections regarding exemption, insurance and indemnification with customary provisions to ensure that the Company is authorized to exempt, insure and indemnify its directors and officers to the fullest extent permitted under applicable law.  Moreover, the Board of Directors and Audit Committee have approved and recommend to the shareholders of the Company that the Company enter into amended Exemption and Indemnification Agreements with persons who are serving, currently and from time to time in the future, as office holders, including directors, of the Company and its subsidiaries.

The amended Exemption and Indemnification Agreement form is attached to this proxy as Exhibit 1.

PROPOSED RESOLUTION

The Board of Directors will present the following resolution:

“RESOLVED, that the indemnification of Mr. Dilip Shanghvi, Mr. Aalok Shanghvi and Mr. Sudhir Valia be and is hereby approved to the maximum extent permitted by law and the Company’s amended Articles of Association, by authorizing and empowering the Company to enter into amended Exemption and Indemnification Agreements with such officers and directors.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 6 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided, that (i) that majority includes at least the majority of the total votes of shareholders who do not have a Personal Interest, as such term is defined in the Companies Law, in the approval of the above Resolution under Item 6 of this Proxy Statement, or anyone voting on their behalf, present at the meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposal does not exceed two percent (2%) of the Company’s voting right.  The Board of Directors unanimously recommends a vote FOR Item 6 above.

Item 7 – DIRECTOR AND OFFICER INSURANCE

The Company has, in the past, approved a cap of USD 100 million for liability insurance coverage for its directors and officers.  In light of recent amendments to applicable Israeli laws which may increase the liability of directors and officers of public companies and in light of legal exposure that directors of public companies face in connection with going private transactions like the one proposed to the Company by Sun Pharma, the Board of Directors and Audit Committee have approved and ratified the purchase of liability insurance coverage for directors and officers of the Company and those of its subsidiaries, and any amendments and renewals thereof, from time to time, as the Audit Committee and the Board of Directors may approve, provided that in the aggregate, for all directors and officers of the Company and those of its subsidiaries, the coverage under such liability insurance, including any amendments and/or renewals thereof, shall not exceed USD 100 million, and the annual premium to be paid for such liability insurance shall not exceed USD 850,000.

PROPOSED RESOLUTION

The Board of Directors will present the following resolution:

“RESOLVED, that the liability insurance coverage for directors and officers of the Company and those of its subsidiaries (excluding directors and officers specifically referred to under Item 8 hereunder), be and is hereby approved and ratified, including any amendments and renewals thereof, from time to time, as approved by the Audit Committee and Board of Directors of the Company, provided that in the aggregate, for all directors and officers of the Company and those of its subsidiaries, the coverage under such liability insurance, including any amendments and/or renewals thereof, shall not exceed USD 100 million, and the annual premium to be paid for such liability insurance shall not exceed USD 850,000.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 7 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 7 above.

Item 8 – DIRECTOR AND OFFICER INSURANCE FOR MR. DILIP SHANGHVI, MR. AALOK SHANGHVI AND MR. SUDHIR VALIA

As described in Item 7, the Board of Directors and Audit Committee have approved and ratified the purchase of liability insurance coverage for directors and officers of the Company and those of its subsidiaries, and any amendments and renewals thereof, from time to time, as the Audit Committee and the Board of Directors may approve, provided that in the aggregate, for all directors and officers of the Company and those of its subsidiaries,  the coverage under such liability insurance, including any amendments and/or renewals thereof, shall not exceed USD 100 million, and the premium to be paid for such liability insurance shall not exceed USD 850,000.  For the avoidance of doubt, the insurance policy described in Item 7 and Item 8 covers all directors and officers of the Company and those of its subsidiaries.

PROPOSED RESOLUTION

The Board of Directors will present the following resolution:

“RESOLVED, that the liability insurance coverage for Mr. Dilip Shanghvi, Mr. Aalok Shanghvi and Mr. Sudhir Valia, be and is hereby approved and ratified, including any amendments and renewals thereof, from time to time, as approved by the Audit Committee and Board of Directors of the Company, provided that in the aggregate, for all directors and officers of the Company and those of its subsidiaries, the coverage under such liability insurance, including any amendments and/or renewals thereof, shall not exceed USD 100 million, and the premium to be paid for such liability insurance shall not exceed USD 850,000.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 8 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided, that (i) that majority includes at least the majority of the total votes of shareholders who do not have a Personal Interest, as such term is defined in the Companies Law, in the approval of the above Resolution under Item 8 of this Proxy Statement, or anyone voting on their behalf, present at the meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposal does not exceed two percent (2%) of the Company’s voting right.  The Board of Directors unanimously recommends a vote FOR Item 8 above.

Item 9 - FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2010

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Meeting, the Company’s consolidated balance sheet as of December 31, 2010 and the consolidated statements of income for the year then ended, which are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, which the Company filed with the U.S. Securities and Exchange Commission on June 29, 2011 and can be accessed at http://www.taro.com.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated:  November 23, 2011

Exhibit 1

Form of Exemption and Indemnification Agreement

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of [                ] 2011, is entered into by and between Taro Pharmaceutical Industries Ltd., an Israeli company whose address is Euro Park, Italy House, Yakum 60972, Israel (the “Company”), and [________], a director of the Company whose address is [____________________] (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999 (the “Companies Law” and “Office Holder” respectively), of the Company;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law and this Agreement is provided to Indemnitee in accordance with applicable law, the Articles of the Association of the Company and all requisite corporate approvals;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, (ii) and it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law.

WHEREAS,
the Company acknowledges that Indemnitee is relying on the obligations of the Company set forth in this Agreement in agreeing to continue to serve the Company, which obligations are therefore irrevocable;

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against loss arising from the Indemnitee's liability, including costs and expenses incurred by the Indemnitee due to his position as Office Holder,  in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below), if applicable), with respect to his Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable Expenses (as defined below) incurred by Indemnitee as a result of an investigation or any proceeding instituted against him by an authority that is authorized to conduct an investigation or proceeding to the full extent permitted by the applicable law.

1.1.3.
Reasonable Expenses incurred by or charged to Indemnitee by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offence that does not require proof of mens rea;

1.1.4.
A financial obligation imposed upon Indemnitee and reasonable Expenses expended Indemnitee as a result of an administrative proceeding instituted against Indemnitee. Without derogating from the generality of the foregoing, such obligation or Expense will include a payment which Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and Expenses that Indemnitee incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

1.1.5.	Any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify an Office Holder of the Company.

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided, and expenses paid or incurred by Indemnitee in successfully enforcing this Agreement. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an inoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 1.3.

1.2.
Notwithstanding anything herein to the contrary, the Company shall indemnify the Indemnitee under Section 1.1.1 only with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the events listed in Exhibit A are likely to occur in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 of this Agreement for each event described in Exhibit A shall be as set forth in Exhibit A (the “Limit Amount”). The Limit Amount payable by the Company for each event described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits are no longer required by the Companies Law.

The Company hereby declares that according to its Articles of Association it is authorized to indemnify the Indemnitee for liability, costs and expenses arising from events which are not described in Exhibit A, and it undertakes to consider any request made by the Indemnitee for such indemnification in accordance with the intent and purpose of this Agreement.

1.3.
If so requested by Indemnitee, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall apply to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.
The Company undertakes that, subject to the mandatory limitations under applicable law, as long as the Indemnitee is exposed to any actual or potential claim, action, suit, demand, proceeding or any inquiry or investigation, due to the Indemnitee's position as an Office Holder, the Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as determined by the Board. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of the directors and officers’ liability insurance.

1.6.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder or of circumstances which may lead to a claim hereunder, to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

Despite the above, the Company shall not reach a compromise which releases the insurer from its duty to reimburse the Indemnitee for Expenses which Indemnitee personally incurred, without the Indemnitee's prior written approval.

1.7.
In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has requested it, and the Company shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption. In the event that the Company denies Indemnitee's request for indemnification in whole or in part, upon Indemnitee's written request, a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case by an Independent Counsel agreed upon by the Company and the Indemnitee, and in the absence of such agreement - appointed by the head of the Israeli Bar Association.

“Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of Israeli corporate law and neither presently is, nor in the past five years has been, retained to represent:  (i) the Company, an "interested party" (as defined in the Companies Law) of the Company or Indemnitee in any matter material to either such party (other than in the capacity of Independent Counsel with this respect to this Agreement or similar indemnification agreements of the Company), or (ii) any other party to the proceeding giving rise to a claim for indemnification hereunder.  Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement.  The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto, provided, however, that the Independent Counsel shall have the authority, in his sole discretion, to oblige Indemnitee to reimburse the Company for all or a portion of his fees if he believes that Indemnitee's claims against the Company were made arbitrarily, vexatiously or not in good faith.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under the Companies Law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.
In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved by a court of competent jurisdiction in a final and non-appealable order.

3.2.
Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.
Except as set forth in Section 4.2 below (to the extent applicable), in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of Expenses and/or insurance provided by shareholder(s) of the Company and certain of their affiliates (collectively, the “Secondary Indemnitors”). In such event, the Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance Expenses or to provide indemnification for the same Expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of Expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii) that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

Except as set forth in Section 4.2 above (to the extent applicable), the Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.
The Indemnitee will have the right to select a defense counsel unless the Company has notified him, within 10 days after it receives the Indemnitee's notice as mentioned above, of its decision to assume the Indemnitee's defense, subject to Section 7.2.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company which counsel is reasonably reputable with experience in the relevant field. In such case, the fees and expenses of such counsel shall be paid by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) Indemnitee shall have, in good faith, reasonably concluded that there may be a conflict of interest under the law and rules of attorney professional conduct applicable to such claim between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of (or perform any other act that requires prompt action in connection with) such action, in which case the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
Subject to the provisions of Section 7.2, the Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), except to the extent Indemnitee has a conflict of interest with the Company in respect thereto, provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law or otherwise, and to the extent the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, permitted assigns (including any direct or indirect successor in the event of a Transaction) and a receiver, liquidator or the like of the Company, heirs, executors and personal and legal representatives. In the event of a reorganization, acquisition, change of control merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company (each a "Transaction"), the Company shall, or cause its successor (if applicable) to undertake toward the Indemnitee to, fulfill and honor in all respects the obligations of the Company pursuant to this Agreement, and  the Company's Articles of Association will contain provisions with respect to exculpation, insurance and indemnification that are at least as favorable to the Indemnitee as those contained in the Articles of Association of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Indemnitee, unless such modification is required by applicable law.

In the event that the Company consolidates with or merges into any other entity and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company, as applicable, shall succeed to the obligations of the Company set forth in this Section 11.

In the event that in connection with a Transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve in a Corporate Capacity.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement. It is hereby expressly agreed and understood that this Agreement amends, restates and supersedes the previous indemnification agreement between Indemnitee and the Company in its entirety.  In the event of any contradiction between this Agreement and a previous indemnification agreement between Indemnitee and the Company, the provisions of this Agreement will prevail.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS.

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors' and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION.

The obligations of the Company according to this Agreement shall be interpreted   broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. For example, the obligations of the Company shall apply to any type of legal proceeding, including without limitation, a proceeding brought against Indemnitee alone or jointly with other defendants, and whether the plaintiff is a third party, the Company or Office Holders or shareholders thereof. In addition, the Company agrees that it shall not contend that an act was committed by the Indemnitee recklessly unless it can prove that such recklessness attained a level equivalent to that of an act committed with actual deliberate intent. In the event of a conflict between any provision of this Agreement and any provision of the law, said provision of the law shall supersede the specific provision in this Agreement, but shall not limit or diminish the validity of the remaining provisions of this Agreement.

19.	COUNTERPARTS.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

Taro Pharmaceutical Industries Ltd.

By:

Name and title:

By:

Name and title:

Name:

Signature:

	EXHIBIT A* TYPE OF EVENT	LIMIT AMOUNT

1.
Claims in connection with employment relationships with employees of the Company, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers and various service providers.
US$20,000,000
2.
Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.
US$20,000,000
3.
Violation, infringement and other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.
US$20,000,000
4.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders and the investment community; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including, without limitation, the grant of options to purchase any of the same.
US$20,000,000
5.
Liabilities arising in connection with any products or services developed, distributed, sold, provided, licensed or marketed by the Company, and any actions in connection with the distribution, sale, license or use of such products.
US$20,000,000
6.
The offering of securities by the Company to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.
US$20,000,000
7.
Events in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division or change in capital.
US$50,000,000
8.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of any assets or business.	US$20,000,000

9.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.
US$20,000,000
10.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.
US$20,000,000
11.
Any administrative, regulatory, judicial or civil actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.
US$20,000,000
12.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.
US$20,000,000
13.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.	US$20,000,000
14.
Review and approval of the Company’s financial statements, including any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.
US$20,000,000
15.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.	US$20,000,000
16.	Liabilities arising out of advertising, including misrepresentations regarding the Company's products and unlawful distribution of emails.	US$20,000,000

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 23, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director